Exhibit 99.2

GLG LIFE TECH CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For The Three and Nine Months Ended September 30, 2010

(Unaudited)

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		September 30, 2010	December 31, 2009

	Note
ASSETS
Current Assets
Cash and cash equivalents		$26,536,968	$16,018,203
Accounts receivable	4	17,641,445	5,718,315
Taxes recoverable		5,496,439	5,130,359
Inventory	5	63,989,602	41,149,142
Prepaid expenses	6	27,534,245	8,578,097
		141,198,699	76,594,116

Property, Plant, and Equipment	7	105,837,851	108,311,690
Goodwill		7,890,285	7,859,523
Restricted Cash		-	10,003
Deferred Charges		86,120	94,867
Intangible Assets	8	36,460,913	36,715,455
		$291,473,868	$229,585,654

LIABILITIES
Current Liabilities
Short term loans	9	$100,549,898	$37,317,500
Accounts payable and accruals	10, 11	34,858,504	25,382,988
Interest payable		276,871	268,912
Advances from customers		7,695	-
Due to related party	11	-	7,243,492
		135,692,968	70,212,892

Non current bank loan		-	13,797,000
Due to related party	11	4,085,067	-
Future income taxes		68,891	733,203
		139,846,926	84,743,095

NON CONTROLLING INTERESTS		6,350	23,243

SHAREHOLDERS' EQUITY
Share capital	12	140,547,882	134,812,115
Contributed surplus		14,810,622	14,909,708
Accumulated other comprehensive income		7,300,819	6,386,688
Deficit		(11,038,731)	(11,289,195)
		151,620,592	144,819,316
		$291,473,868	$229,585,654

Nature of operations and going concern (Note 1)
Commitments (Note 16)
Contingent liabilities (Note 17)
Subsequent events (Note 18)

APPROVED ON BEHALF OF THE BOARD:

" Sophia Leung "	Director
" Jinduo Zhang "	Director

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

REVENUE	$20,950,627	$14,813,642	$39,627,537	$28,619,448
COST OF SALES	13,956,503	10,718,257	25,719,262	21,463,160
GROSS PROFIT	6,994,124	4,095,385	13,908,275	7,156,288
GENERAL AND ADMINISTRATIVE EXPENSES	4,266,630	2,935,419	10,888,400	8,171,127
INCOME (LOSS) BEFORE THE UNDERNOTED	2,727,494	1,159,966	3,019,875	(1,014,839)
OTHER INCOME (EXPENSES)
Interest expense	(944,835)	(885,977)	(2,955,692)	(1,982,466)
Interest income	46,810	42,492	92,576	77,280
Foreign exchange gain (loss)	(261,000)	1,902,808	(178,650)	3,219,210
Other income	92,637	-	134,652	-
	(1,066,388)	1,059,323	(2,907,114)	1,314,024
INCOME BEFORE INCOME TAXES AND NON CONTROLLING INTERESTS	1,661,106	2,219,289	112,761	299,185
INCOME TAXES RECOVERY (EXPENSE)	164,954	(861,891)	120,810	(151,403)
INCOME BEFORE NON CONTROLLING INTERESTS	1,826,060	1,357,398	233,571	147,782
NON CONTROLLING INTERESTS	78	41,458	16,893	122,145
NET INCOME	1,826,138	1,398,856	250,464	269,927
DEFICIT, beginning of period	12,864,869)	(13,176,143)	(11,289,195)	(12,047,214
DEFICIT, end of period	(11,038,731)	(11,777,287)	(11,038,731)	(11,777,287)
NET INCOME PER SHARE
Basic	$0.07	$0.07	$0.01	$0.01
Diluted	0.07	0.06	0.01	0.01
NET INCOME	1,826,138	1,398,856	250,464	269,927
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gains (losses) on translation of self sustaining operations	(1,462,385)	(7,378,537)	914,131	(12,479,772)
COMPREHENSIVE INCOME (LOSS)	363,753	(5,979,681)	1,164,595	(12,209,845
Weighted Average Number of Shares Outstanding
Basic	27,357,392	20,154,598	26,327,113	19,808,654
Diluted	27,358,830	23,110,523	26,328,266	24,333,901

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Share Capital		Warrants		Contributed Surplus	Accumulated Other Comprehensive Income ("AOCI")	Deficit	Total Comprehensive Income (Loss)
	Shares	Amount
Balance, December 31, 2008	19,629,916	$93,355,149	$11,477,908		$3,347,623	$20,696,008	$(12,047,214)	$11,397,392

Common shares issued during the period:
AHTD intangible	1,093,750	8,312,500	-		-	-	-	-
Equity offering, net	4,168,750	29,452,656	-		-	-	-	-
Exercise of stock option	241,457	584,376	-		(293,376)	-	-	-
Restricted shares	283,850	485,407	-		-	-	-	-

Future income tax recovery related to share issuance costs	-	1,006,072	-		-	-	-	-
Stock based compensation	-	1,615,955	-		377,553	-	-	-
Warrant expired	-	-	(11,477,908)		11,477,908	-	-	-
Change in foreign currency translation	-	-	-		-	(14,309,320)		(14,309,320)
Net income	-	-	-		-	-	758,019	758,019
Balance, December 31, 2009	25,417,723	$134,812,115	$-		$14,909,708	$6,386,688	$(11,289,195)	$(13,551,301)

Common shares issued during
the period:
Intangible assets	250,000	1,977,500	-		-	-	-	-
Exercise of stock option	1,099,167	1,758,667	-		(439,667)	-	-	-
Restricted shares	590,502	170,964	-		-	-	-	-
Stock based compensation	-	1,828,636	-		340,581	-	-	-
Change in foreign currency translation	-	-	-		-	914,131	-	914,131
Net income	-	-	-		-	-	250,464	250,464
Balance, September 30, 2010	27,357,392	$140,547,882	$-	$	$ 14,810,622	$7,300,819	$(11,038,731)	$1,164,595

See Accompanying  Notes to the Consolidated  Financial  Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
		2010	2009	2010	2009

	Note
Cash provided by (used in)

Operating activities
Net income		$1,826,138	$1,398,856	$250,464	$269,927
Items not affecting cash:
Stock based compensation		866,962	749,489	2,340,181	1,724,701
Amortization of property, plant and equipment & intangibles assets		2,697,872	1,549,465	7,159,725	4,213,282
Provision on loan and receivables		(84)	-	(18,184)	-
Foreign exchange loss (gain)		179,000	(1,902,808)	(66,042)	(3,219,210)
Future income tax expense		(438,012)	598,958	(666,786)	(184,856)
Non controlling interests		(78)	(41,458)	(16,893)	(122,145)
		5,131,798	2,352,502	8,982,465	2,681,699

Changes in non cash working capital items	13	(27,698,233)	(6,915,849)	(32,942,013)	(5,442,232)
Cash flow used by operating activities		(22,566,435)	(4,563,347)	(23,959,548)	(2,760,533)

Investing activities
Decrease in short term investment		-	333,664	-	349,075
Decrease in restricted cash		-	90,902	10,003	90,710
Purchase of property, plant and equipment		(2,580,719)	(8,612,768)	(12,955,706)	(22,242,626)
Cash flow used by investing activities		(2,580,719)	(8,188,202)	(12,945,703)	(21,802,841)

Financing activities
Proceeds from short term loans		41,175,898	12,634,000	54,035,798	38,541,000
Repayment of short term loans		(5,327,000)	-	(5,327,000)	-
Issuance of common shares		-	-	-	288,999
Issuance of common shares on exercise of stock options		-	-	1,319,000	-
Advance from customers		(91,424)	-	3,531	-
Repayment of advance from customers		-	(13,019,202)	-	(18,862,472)
Advance from a related party		-	4,789,414	-	7,106,014
Repayment to a related party		(3,028,216)	-	(3,333,856)	-
Cash flow from financing activities		32,729,258	4,404,212	46,697,473	27,073,541

Effect of foreign exchange rate changes on cash and cash equivalents		338,306	(1,149,281)	726,543	(978,295)

CHANGE IN CASH AND CASH EQUIVALENTS		7,920,410	(9,496,618)	10,518,765	1,531,872

CASH AND CASH EQUIVALENTS, beginning of period		18,616,558	18,391,161	16,018,203	7,362,671

CASH AND CASH EQUIVALENTS, end of period		$26,536,968	$8,894,543	$26,536,968	$8,894,543

See Accompanying Notes to the Interim Consolidated Financial Statements

Supplemental Cash Flow Information (Note 14)

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated under the Companies Act (British Columbia) on June 5, 1998. On March 14, 2007, the Company changed its name to GLG Life Tech Corporation (“GLG” or the “Company”). The Company is a vertically integrated producer of high grade stevia extract. The operations include stevia seed breeding, propagation, growth and harvest, extraction, refining and formulation. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol "GLGL".

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due. For the nine months ended September 30, 2010, the Company reported a net income of $250,464. As at September 30, 2010, the Company had an accumulated deficit of $11,038,731 and working capital of $5,505,731. Cash outflow from operations was $23,959,548 and $2,760,533 for the nine months ended September 30, 2010 and 2009 respectively. The Company was successful in raising equity financing in fiscal 2009 and renewing loans and obtaining short term loans and credit facilities of $84,952,800 in the current fiscal year. The Company plans to continue to renew those loans as they come due; however, if the Company is unable to refinance its credit facilities as they become due ($100,549,898 within one year), the Company will require alternative forms of financing. There can be no assurance the Company will be successful in this endeavor and these circumstances lead to substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements do not include any material adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements for the Company have been prepared using the same accounting policies disclosed in Note 2 to the 2009 annual audited consolidated financial statements of the Company.

In accordance with Canadian generally accepted accounting principles (“GAAP”), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2009 annual consolidated financial statements of the Company. In management’s opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

3.	RECENT ACCOUNTING PRONOUNCEMENTS

(a)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent consideration and contingencies will also be recorded at fair value on the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.

(b)	Consolidations

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for the Company on January 1, 2011 with early adoption permitted.

(c)	Non -controlling Interest

In January 2009, the CICA issued Section 1602, “Non-controlling Interests,” (NCI) which will replace CICA Section 1600, “Consolidated Financial Statements.” Under this new guidance, when there is a change in control the previously held interest is revalued at fair value. Currently, an acquisition of control is accounted for using the purchase method and a loss of control is accounted for as a sale resulting in a gain or loss in earnings. In addition, NCI can be in a deficit position because it is recorded at fair value. Section 1602 is effective for the Company on January 1, 2011 with early adoption permitted.

Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses.

4.	ACCOUNTS RECEIVABLE

	September 30, 2010	December 31, 2009
Accounts receivable	$17,674,913	$5,776,673
less allowance for doubtful accounts	(33,468)	(58,358)
	17,641,445	5,718,315

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

5.	INVENTORY

For the three and nine months ended September 30, 2010, the amount of inventories charged to cost of sales was $13,546,576 (2009 - $10,301,851) and $24,515,151 (2009 - $20,245,663) respectively. There was no write-down nor reversal of any write-down of inventories during the nine months ended September 30, 2010 and 2009. As at September 30, 2010, $nil (2009 - $602,449) of interest is capitalized as a cost of inventory.

	September 30, 2010	December 31, 2009
Raw material	$26,776,482	$9,203,227
Work in process	30,410,363	27,818,580
Finished goods	6,802,757	4,127,335
	$63,989,602	$41,149,142

6.	PREPAID EXPENSES

	September 30, 2010	December 31, 2009
Prepayment for raw material	$22,428,611	$4,283,150
Prepayment for construction and equipment	1,172,634	690,232
Insurance	74,851	54,802
Rent and deposits	2,291,004	2,405,663
Others	1,567,145	1,144,250
	$27,534,245	$8,578,097

7.	PROPERTY, PLANT AND EQUIPMENT

		September 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Ion exchange resin equipment	$15,120,066	$2,337,657	$12,782,409	$13,218,500	$1,657,120	$11,561,380

Manufacturing equipment and Biological assets	44,809,842	6,126,727	38,683,115	45,828,678	3,118,000	42,710,678
Buildings	51,237,213	3,151,482	48,085,731	48,254,515	1,340,018	46,914,497
Leasehold land use rights	2,969,119	121,746	2,847,373	2,944,494	-	2,944,494
Construction in progress	2,375,950	-	2,375,950	2,998,661	-	2,998,661
Computer equipment and software	413,120	92,912	320,208	965,191	91,366	873,825

Motor vehicles and Furniture and fixture	953,900	210,835	743,065	365,604	57,449	308,155
	$117,879,210	$12,041,359	$105,837,851	$114,575,643	$6,263,953	$108,311,690

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

7.	PROPERTY, PLANT AND EQUIPMENT, Continued

The leasehold represents land use rights for a term of 50 years. Under the People’s Republic of China (“PRC”) law, land use rights can be revoked and the tenants can be forced to vacate at any time when re development of the land is in the public interest.

Property, plant and equipment have been pledged as general collateral for the line of credit facilities available to the Chinese subsidiaries (Note 9b).

8.	INTANGIBLE ASSETS

		September 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Customer relationship	$15,416,254	$2,906,075	$12,510,179	$15,416,254	$1,749,855	$13,666,399
Patents and acquired technologies	26,533,750	2,583,016	23,950,734	24,556,250	1,507,194	23,049,056

	$41,950,004	$5,489,091	$36,460,913	$39,972,504	$3,257,049	$36,715,455

On June 29, 2010, the Company issued 250,000 common shares with a fair value of $1,977,500 as the royalty consideration under the agreement with International Biotechnology Group Ltd. (“IBG”) to license the patents and the technology of IBG. Such patent cost will be amortized over the economic life of 4.5 years. In addition, a basic royalty is payable to IBG based on revenues generated from sale of certain products over the life of the patent.

9.	SHORT TERM LOANS

As at September 30, 2010, the Company’s short term loans consisted of borrowings from private lenders and from four banks in China as follows:

a)	Short term loan from a private lender

In 2009, the Company obtained a short term loan from a private lender as follows:

Loan amount in C$	Loan amount in USD	Maturity Date	Interest rate per annum
514,898	500,000	October 9, 2010	8.00%

In June 2010, the Company obtained a $3,847,500 (RMB25,000,000) non-interest bearing and non-secured loan from a business associate.   This loan was repaid in July 2010.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

9.	SHORT TERM LOANS, Continued

b)	Short term bank loans

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender
$ 461,700	3,000,000	October 28, 2010	5.31%	Agricultural Bank of China
4,617,000	30,000,000	October 29, 2010	5.31%	Agricultural Bank of China
9,234,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
3,078,000	20,000,000	March 18, 2011	5.31%	Construction Bank of China
4,617,000	30,000,000	March 23, 2011	5.31%	Construction Bank of China
3,078,000	20,000,000	May 24, 2011	5.31%	Agricultural Bank of China
9,234,000	60,000,000	June 17, 2011	5.31%	Agricultural Bank of China
4,617,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
4,617,000	30,000,000	June 28, 2011	5.84%	CITIC Bank
3,078,000	20,000,000	June 29, 2011	5.31%	Agricultural Bank of China
9,234,000	60,000,000	July 2, 2011	5.40%	Agricultural Bank of China
15,390,000	100,000,000	July 27, 2011	5.34%	Bank of Communication
2,616,300	17,000,000	July 28, 2011	5.31%	Agricultural Bank of China
3,078,000	20,000,000	August 6, 2011	5.84%	CITIC Bank
15,390,000	100,000,000	August 25, 2011	5.34%	Bank of Communication
3,078,000	20,000,000	August 30, 2011	5.31%	Agricultural Bank of China
3,078,000	20,000,000	September 14, 2011	5.84%	CITIC Bank
1,539,000	10,000,000	September 28, 2011	5.31%	Agricultural Bank of China

$ 100,035,000	650,000,000

During the nine month ended September 30, 2010, the Company renewed loans of $30,318,300 (RMB197 million), renewed the credit facility of $38,475,000 (RMB250 million) with the Agricultural Bank of China and obtained short term loans of $50,787,000 (RMB330 million) offered by various banks.

During the three month ended September 30, 2010, the Company repaid $1,539,000 (RMB10 million) to the Agricultural Bank of China.

The assets of the Company’s subsidiaries have been pledged as collateral for the short term bank loans. Buildings of two subsidiaries were also used as collateral for the above facilities.

10.	ACCOUNTS PAYABLE AND ACCRUALS

	September 30, 2010	December 31, 2009
Raw material payable	$13,449,714	$942,761
Construction and equipment payable	9,832,739	20,721,527
Trade payables	11,576,051	3,718,700
	$34,858,504	$25,382,988

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

11.	RELATED PARTIES TRANSACTIONS AND BALANCES

In addition to the transactions disclosed elsewhere in these interim consolidated financial statements, the Company has agreements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for executive and management consulting services provided by senior officials and directors of the Company.

The amount of these transactions and outstanding balances as at September 30, 2010 are as follows:

a)	During the nine months ended September 30, 2010, the Company paid or accrued consulting fees totaling $231,188 (September 30, 2009 - $264,450) for the services provided by Grand Leaf’s management agreement. As at September 30, 2010, there was $231,705 (December 31, 2009 - $343,794) payable to Grand Leaf.

b)	During the nine months ended September 30, 2010, the Company paid or accrued consulting fees of $127,153 (September 30, 2009 – $167,563) and $46,535 (September 30, 2009 – $52,418) to PALCO and AAFAB respectively. As at September 30, 2010, there was $127,438 (December 31, 2009 - $4,702) payable to PALCO and $nil (December 31, 2009 – $nil) payable to AAFAB.

c)	During the nine months ended September 30, 2010, the Company paid or accrued consulting fees totaling $50,448 (September 30, 2009 – $43,924) to BISM. As at September 30, 2010, there was $nil (December 31, 2009 – $19,545) payable to BISM.

d)	During the nine months ended September 30, 2010, the Company paid or accrued management fees totaling $300,000 (September 30, 2009 $272,601) to GLG International. As at September 30, 2010, there was $300,000 (December 31, 2009 - $361,883) payable to GLG International.

The Lender, the Company’s Chairman and Chief Executive Officer, agreed to consolidate all outstanding loans and accrued interest with a new 2 year term loan with effect from June 1, 2010. During the nine months ended September 30, 2010, the Company repaid $3,398,340 (US$3,300,000) of the loan principal balance due to a related party. The outstanding loan balance as at September 30, 2010 is as follows:

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum
$ 4,085,067	$ 3,966,855	June 1, 2012	HSBC Bank Canada US Dollar prime rate + 3%

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

12.	SHARE CAPITAL

a)	Capital stock

	Number of Shares	Amount
Balance at December 31, 2008	19,629,916	$93,355,149
Stock options exercised	241,457	584,376
Issuance of restricted shares	283,850	485,407
Stock-based compensation on previously issued restricted shares	-	1,615,955
Shares issued on equity offering , net	4,168,750	29,452,656
Shares issued for AHTD intangible	1,093,750	8,312,500
Income tax recovery related to share issuance costs	-	1,006,072

Balance at December 31, 2009	25,417,723	$134,812,115
Stock-options exercised	1,099,167	1,758,667
Issuance of restricted shares	590,502	170,964
Stock-based compensation on previously issued restricted shares	-	1,828,636
Shares issued for intangible assets (Note 8)	250,000	1,977,500
Balance at September 30, 2010	27,357,392	$140,547,882

b)	Stock options and restricted shares

The Company is subject to the policies of the Toronto Stock Exchange (“TSX”), under which it is authorized to grant options to officers, directors, employees and consultants enabling them to purchase common stock of the Company. The Company has one stock option and restricted shares plan (“Plan”) which was amended effective as of May 16, 2008. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan.

(i)	Stock options

Under the Plan, options granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares of the Company inclusive of any restricted shares granted under the Plan. The maximum term of an option is 5 years after the date of grant. The exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

12.	SHARE CAPITAL, Continued

b)	Stock options and restricted shares, continued

(i)	Stock options, continued

The summary of option transactions since December 31, 2008:

	Number of options	Weighted average exercise price
Balance at December 31, 2008	1,385,966	1.68
Options granted	109,900	8.54
Options cancelled	(626)	3.20
Options exercised	(241,457)	1.21

Balance at December 31, 2009	1,253,783	$ 2.37
Options granted	113,424	7.79
Options cancelled	(6,250)	8.26
Options exercised	(1,099,167)	1.20

Balance at September 30, 2010	261,790	$ 9.50

The following summarizes information about the stock options outstanding and exercisable at September 30, 2010:

Number outstanding at September 30, 2010	Weighted average remaining contractual life (years)	Number exercisable at September 30, 2010	Weighted average exercise price
44,716	2.62	31,917	$ 16.00
91,150	3.75	34,345	$ 8.60
12,500	4.18	-	$ 8.26
113,424	4.69	-	$ 7.79
261,790	3.90	66,262	$ 9.50

During the nine months ended September 30, 2010, 113,424 stock options were granted. In which, 89,605 of the options are subject to the achievement of 2010 performance targets and have a vesting period of 1 to 4 years. The remaining 23,819 options vest over 1 to 3 years periods.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

12.	SHARE CAPITAL, Continued

b)	Stock options and restricted shares, continued

(i)	Stock options, continued

The Company recorded stock based compensation in Contributed Surplus in the amount of $340,581, of which $66,820 related to options granted in this period and $273,761 related to options granted in previous years.

The fair value of the options granted in 2010 and 2009 were estimated on the grant date using the Black Scholes option pricing model with the following range of assumptions:

	2010	2009
Risk free interest rate	1.75% to 2.32%	0.48% to 0.58%
Dividend yield	0%	0%
Volatility	88.23%	75.8% to 98.7%
Expected option life	5 Years	5 years
Expected annual forfeiture	5%	5%

(ii)	Restricted shares

Under the Plan, restricted shares granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares in the Company inclusive of any stock options granted under the Plan. Holders of restricted shares are entitled to voting rights and dividends. The maximum vesting period for restricted shares is 5 years from the date of grant unless, otherwise, it is approved by the Board of Directors. Restricted shares issued to certain employees have certain performance criteria, which are based on production and financial targets.

The vesting periods for restricted shares as at September 30, 2010 are as follows:

Number of restricted shares at September 30, 2010	Remaining vesting period (years)	Performance based
25,359	-	No
30,000	0.15	No
281,295	0.62	Yes
3,196	0.68	Yes
44,850	0.75	No
9,614	1.69	No
225,000	1.75	Yes
38,843	4.69	No
538,849	9.69	Yes
1,197,006	5.04

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

12.	SHARE CAPITAL, Continued

b)	Stock options and restricted shares, continued

(ii)	Restricted shares, continued

During the nine months ended September 30, 2010, 590,502 restricted shares were issued with a fair value of $4,600,011. In which, 537,357 of the restricted shares granted are subject to the achievement of 2010 performance targets and have a vesting period of 10 years. The remaining 53,145 of the restricted shares granted are subject to the vesting period ranging from 1 to 5 years. The fair value of the restricted shares is calculated based on the share price at grant date. The Company recorded stock based compensation in the amount of $1,999,600, of which $170,964 related to restricted shares issued during this nine month period and $1,828,636 related to restricted shares granted in previous years.

13.	CHANGES IN NON-CASH WORKING CAPITAL

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Accounts receivable	$(12,397,174)	$(533,734)	$(12,078,321)	$1,314,562
Interest receivable	-	-	-	3,651
Taxes recoverable	969,457	(179,085)	(339,770)	(3,318,338)
Inventory	(1,075,100)	1,518,808	(9,922,534)	1,964,270
Prepaid expenses	(18,120,095)	(9,903,718)	(18,714,205)	(6,061,632)
Deferred charges	3,034	3,173	9,018	14,660
Accounts payable	3,093,381	2,780,099	7,706,593	3,618,239
Interest payable	(171,736)	63,608	397,206	(982,644)
Deferred revenue	-	(665,000)	-	(1,995,000)
	$(27,698,233)	$(6,915,849)	$(32,942,013)	$(5,442,232)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Interest received	$46,810	$42,492	$92,576	$77,280
Interest paid	(1,800,318)	(885,977)	(2,947,733)	(1,982,466)
Increase in accounts payable and accruals reated to the purchase of property, plant and equipment	(2,546,442)	(2,700,724)	(10,888,788))	(1,283,898)
Income taxes paid	(191,055)	(234,455)	(481,650)	(336,262)

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

15.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada, China and USA.

September 30, 2010	Canada	China	USA	Total
Property, Plant and Equipment	$484	$105,793,795	$43,572	$105,837,851
Revenue	24,963,020	14,672,622	(8,105)	39,627,537

December 31, 2009	Canada	China		USA	Total
Property, Plant and Equipment	$670	$108,311,020	$		$108,311,690
Revenue	36,210,362	4,609,153		1,064,069	41,883,584

16.	COMMITMENTS

(a)	The Company has two 5 year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $153,900 (RMB1,000,000).

(b)	The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of approximately $121,581 (RMB790,000) is paid every 10 years.

The minimum operating lease payments related to the above are summarized as follows:

2010	$153,900
2011	153,900
2012	-
2013	-
Thereafter	243,162
Total	$550,962

(c)	In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of $61,788,000 (US$60,000,000) over the course of the 20-year agreement to retain its exclusive rights. As of September 30, 2010, the Company has not made any investment in the region.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Nine Months Ended September 30, 2010 and 2009

17.	CONTINGENT LIABILITIES

On May 27, 2008, Northern Securities (“Northern”) filed a claim with the B.C. Supreme Court over additional consideration claimed owed by the Company with respect to the Sponsorship Agreement dated January 24, 2007. The Company has filed its defense and counter claim against Northern. The maximum amount the Company would be required to pay is $38,664 in cash and to issue 62,500 shares to Northern.

18.	SUBSEQUENT EVENTS

On October 9, 2010, the Company renewed the principal and accrued interest of the short term loan of $556,092 (US$540,000) from a private lender for one year. This loan bears an interest rate of 8%.

On October 29, 2010, the Company borrowed $1,539,000 (RMB10 million) for a short term loan from the Agricultural Bank of China. This loan bears a floating interest rate as announced by the People’s Bank of China.

On October 29, 2010, the Company renewed $5,078,700 (RMB33 million) for a short term loan from the Agricultural Bank of China. This loan bears a floating interest rate of the base interest rate +200 basis points as announced by the People’s Bank of China.

19.	SEASONALITY

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically start at the end of the July and continue through to the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs from October to September each year whereby raw materials are converted into WIP and finished goods.